File No.  33-62803
                                                              CIK #896984
                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact  Name  of  Trust:      Van  Kampen  American  Capital  Equity
Opportunity Trust, Series 20

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

Chapman and Cutler          Van Kampen American Capital Distributors, Inc.
Attention:  Mark J. Kneedy  Attention:  Don G. Powell, Chairman
111 West Monroe Street      One Parkview Plaza
Chicago, Illinois  60603    Oakbrook Terrace, Illinois  60181


E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:

         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on October 17, 1995 at 2:00 P.M. pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



          Van Kampen American Capital Equity Opportunity Trust
                                Series 20

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust              )   Prospectus Front Cover Page

    (b)  Title of securities issued )   Prospectus Front Cover Page

 2. Name and address of Depositor   )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 3. Name and address of Trustee     )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 4. Name and address of principal   )   *
      underwriter

 5. Organization of trust           )   The Trust

 6. Execution and termination of    )   The Trust
      Trust Indenture and Agreement )   Trust Administration

 7. Changes of Name                 )   *

 8. Fiscal year                     )   *

 9. Material Litigation             )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding   )   The Trust
      trust's securities and        )   Tax Status
      rights of security holders    )   Public Offering
                                    )   Rights of Unitholders
                                    )   Trust Administration

11. Type of securities comprising   )   Prospectus Front Cover Page
      units                         )   The Trust
                                    )   Trust Portfolio

12. Certain information regarding   )   *
      periodic payment certificates )

13. (a)  Loan, fees, charges and expenses    )    Prospectus Front Cover
Page
                                    )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Portfolio
                                    )
                                    )   Trust Operating Expenses
                                    )   Public Offering
                                    )   Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan    )   *
           certificates             )

    (c)  Certain percentages        )   Prospectus Front Cover Page
                                    )   Summary of Essential Financial
                                    )    Information
                                    )
                                    )   Public Offering
                                    )   Rights of Unitholders

    (d)  Certain other fees, expenses or     )    Trust Operating
Expenses
           charges payable by holders   )    Rights of Unitholders

    (e)  Certain profits to be received )    Public Offering
           by depositor, principal  )   *
           underwriter, trustee or any  )    Trust Portfolio
           affiliated persons       )

    (f)  Ratio of annual charges    )   *
           to income                )

14. Issuance of trust's securities  )   Rights of Unitholders

15. Receipt and handling of payments    )    *
      from purchasers               )

16. Acquisition and disposition of  )   The Trust
      underlying securities         )   Rights of Unitholders
                                    )   Trust Administration

17. Withdrawal or redemption        )   Rights of Unitholders
                                    )   Trust Administration
18. (a)  Receipt and disposition    )   Prospectus Front Cover Page
           of income                )   Rights of Unitholders

    (b)  Reinvestment of distributions  )    *

    (c)  Reserves or special funds  )   Trust Operating Expenses
                                    )   Rights of Unitholders
    (d)  Schedule of distributions  )   *

19. Records, accounts and reports   )   Rights of Unitholders
                                    )   Trust Administration

20. Certain miscellaneous provisions    )    Trust Administration
      of Trust Agreement            )

21. Loans to security holders       )   *

22. Limitations on liability        )   Trust Portfolio
                                    )   Trust Administration
23. Bonding arrangements            )   *

24. Other material provisions of    )   *
    Trust Indenture Agreement       )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor      )    Trust Administration

26. Fees received by Depositor     )    *

27. Business of Depositor          )    Trust Administration

28. Certain information as to      )    *
      officials and affiliated     )
      persons of Depositor         )

29. Companies owning securities    )    *
      of Depositor                 )
30. Controlling persons of Depositor    )    *

31. Compensation of Officers of    )    *
      Depositor                    )

32. Compensation of Directors      )    *

33. Compensation to Employees      )    *

34. Compensation to other persons  )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities  )    Public Offering
      by states                    )

36. Suspension of sales of trust's )    *
      securities                   )
37. Revocation of authority to     )    *
      distribute                   )

38. (a)  Method of distribution    )
                                   )
    (b)  Underwriting agreements   )    Public Offering
                                   )
    (c)  Selling agreements        )

39. (a)  Organization of principal )    *
           underwriter             )

    (b)  N.A.S.D. membership by    )    *
           principal underwriter   )

40. Certain fees received by       )    *
      principal underwriter        )

41. (a)  Business of principal     )    Trust Administration
           underwriter             )

    (b)  Branch offices or principal    )    *
           underwriter             )

    (c)  Salesmen or principal     )    *
           underwriter             )

42. Ownership of securities of     )    *
      the trust                    )

43. Certain brokerage commissions  )    *
      received by principal underwriter )

44. (a)  Method of valuation       )    Prospectus Front Cover Page
                                   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses
                                   )    Public Offering
    (b)  Schedule as to offering   )    *
           price                   )

    (c)  Variation in offering price    )    *
           to certain persons      )

46. (a)  Redemption valuation      )    Rights of Unitholders
                                   )    Trust Administration
    (b)  Schedule as to redemption )    *
           price                   )

47. Purchase and sale of interests )    Public Offering
      in underlying securities     )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )    Trust Administration
      Trustee                      )

49. Fees and expenses of Trustee   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses

50. Trustee's lien                 )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)    Cover Page
      securities                   )    Trust Operating Expenses

52. (a)  Provisions of trust agreement  )
           with respect to replacement  )    Trust Administration
           or elimination portfolio)
           securities              )

    (b)  Transactions involving    )
           elimination of underlying    )    *
           securities              )

    (c)  Policy regarding substitution  )
           or elimination of underlying )    Trust Administration
           securities              )

    (d)  Fundamental policy not    )    *
           otherwise covered       )

53. Tax Status of trust            )    Tax Status

               VII.  Financial and Statistical Information

54. Trust's securities during      )    *
      last ten years               )

55.                                )
56. Certain information regarding  )    *
57.   periodic payment certificates)
58.                                )

59. Financial statements (Instructions  )    Report of Independent
Certified
      1(c) to Form S-6)            )      Public Accountants
                                   )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated October 17, 1995

Subject To Completion

October 17, 1995

Van Kampen American Capital

Van Kampen American Capital Equity Opportunity Trust, Series 20

Van Kampen American Capital Brand Name Equity Trust, Series 2

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 20 (the "Fund" ) is comprised of one unit investment trust, Van Kampen American Capital Brand Name Equity Trust, Series 2 (the "Brand Name Equity
Trust" or "Trust" ). The Brand Name Equity Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of equity securities issued by companies diversified within the non-durable consumer goods industry including common stocks of foreign issuers, all of which are in American Depositary Receipt form ("ADRs").
Unless terminated earlier, the Trust will terminate on April 17, 2003 and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

Objectives of the Trust. The objectives of the Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital, by investing in a portfolio of equity securities of companies engaged in the design, production and distribution of products diversified within the non-durable consumer goods industry
("Equity Securities" or "Securities"). See "Portfolio." There is, of course, no guarantee that the objectives of the Trust will be achieved.

Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Equity Securities plus or minus cash, if any, in the Capital and Income Accounts, divided by the number of Units outstanding, plus a sales charge equal to 4.9% of the Public Offering Price which is equivalent to 5.152% of the aggregate value of the Securities. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been $10.00. The minimum purchase is 100 Units except for certain transactions described under "Public Offering--Unit Distribution". See "Public Offering."

Additional Deposits. The Sponsor may, from time to time during a period of up to 12 months after the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains, as nearly as is practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. See "The Trust."

Dividend and Capital Gains Distributions. Distributions of dividends and realized capital gains, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information." The initial estimated distribution will be $.01 per Unit and will be made on December 31, 1995 to Unitholders of record on December 15, 1995. Any distribution of income and/or capital gains will be net of the expenses of the Trust. See "Federal Taxation." Additionally, upon termination of the
Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Securities and the closing bid prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Securities and the closing asked prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units."

Unitholders electing a distribution of shares of Equity Securities should be aware that the transaction is subject to taxation and Unitholders will recognize gain based on the appreciation in value of the Equity Securities received. See "Federal Taxation."

Termination. Commencing on the Mandatory Termination Date Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, together with surrendered certificates if issued, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders electing a distribution of shares of Equity Securities should be aware that the transaction is subject to taxation and Unitholders will recognize gain based on the appreciation in value of the Equity Securities received. See "Federal Taxation." Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or
Termination."

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into additional Units of the Trust, if Units are available at the time of reinvestment, or into an open-end management investment company as described herein. See "Rights of Unitholders-- Reinvestment Option."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including risks specific to the consumer goods industry, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. See "Risk Factors" and "Trust Portfolio."





 VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 20
Summary of Essential Financial Information

At the Close of Business on the day before the Initial Date of Deposit: October 16, 1995

         Sponsor: Van Kampen American Capital Distributors, Inc.
      Supervisor: Van Kampen American Capital Investment Advisory Corp.
                  (A subsidiary of the Sponsor)
       Evaluator: American Portfolio Evaluation Services
                  (A division of a subsidiary of the Sponsor)
         Trustee: The Bank of New York

General Information
Number of Units ............................................................       300,000
Fractional Undivided Interest in the Trust per Unit ........................     1/300,000
Public Offering Price:
 Aggregate Value of Securities in Portfolio <F1>............................ $   2,853,208
 Aggregate Value of Securities per Unit .................................... $        9.51
 Sales Charge 4.9% (5.152% of the Aggregate Value of Securities per Unit)... $         .49
 Public Offering Price Per Unit <F2><F3>.................................... $       10.00
Redemption Price per Unit................................................... $        9.51
Secondary Market Repurchase Price per Unit.................................. $        9.51
Excess of Public Offering Price per Unit over Redemption Price per Unit..... $         .49


Supervisor's Annual Supervisory Fee...  Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee.....  Maximum of $.0025 per Unit
Evaluation Time.......................  4:00 P.M. New York time

Mandatory Termination Date............  April 17, 2003

Minimum Termination Value.............  The Trust may be terminated if the net asset value of the Trust is less than
                                        $500,000 unless the net asset value of the Trust deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of the Trust is less than $3,000,000.


Calculation of Estimated Net Annual Dividends per Unit <F4>:
 Estimated Gross Annual Dividends per Unit...................... $   .19445
 Less: Estimated Annual Expense per Unit........................ $   .01929
 Estimated Net Annual Dividends per Unit........................ $   .17516


Trustee's Annual Fee................ $.008 per Unit
Estimated Annual Organizational
 Expenses <F5>...................... $.00251 per Unit

Income Distribution Record Date..... Fifteenth day of March, June, September and December
Income Distribution Date............ Last day of March, June, September and December
Capital Account Record Date......... Fifteenth day of December
Capital Account Distribution Date... Last day of December

<F1> Each Equity Security listed on a national securities exchange is valued at the closing sale price or, if the Equity Security is not listed, at the closing ask price thereof.

<F2> On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F3> Effective on each October 20, commencing October 20, 1996, the secondary sales charge will decrease by .5 of 1% to a minimum sales charge of 1.5%. See
Public Offering--Offering Price."

<F4> Estimated annual dividends are based on annualizing the most recently paid dividends.

<F5> The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising material and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Trust Operating Expenses" and "Statement of
Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational Expenses have been estimated based on a projected trust size of $50,000,000. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.






THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 20 is comprised of one unit investment trust, Van Kampen American Capital Brand Name Equity Trust, Series 2. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital
Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Brand Name Equity Trust indicated in "Summary of Essential Financial
Information." Unless otherwise terminated as provided in the Trust
Agreement, the Trust will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust for a period of up to 12 months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio based on the number of shares of each of the Equity Securities. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objectives of the Brand Name Equity Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital. The portfolio is described below and in "Portfolio" . An investor will be subjected to taxation on the dividend income received from the Trust and on gains from the sale or liquidation of Securities (see " Federal Taxation" ). Investors should be aware that there is not any guarantee that the objectives of the Trust will be achieved because they are subject to the continuing ability of the respective Security issuers to continue to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

The Sponsor believes that an investment in common stocks in general, and non-durable consumer goods companies in particular, can help offset the effect of inflation and offer the potential for capital appreciation. Over the five year period from January 1990, through December 1994, the average annual return on the stocks comprising the Morgan Stanley Consumer Index was 13.26% and the average annual return on the stocks comprising the Standard & Poor's 500 Index was 5.38%, while the average rate of inflation as measured by the Consumer Price Index during the same period was 3.49%. The following chart shows the average annual compounded rate of return of selected asset classes from 1969 through 1994 compared to the rate of inflation over the same period.





Common Stocks (Standard & Poor's 500 Index)
                                                                 10.97%
Long-term U.S. Government bonds
                                                     8.87%
U.S. Treasury bills (short term)
                                          7.01%
Consumer Price Index
                                 5.67%
0           2           4           6           8          10          12          14%
Source: Ibbotson Associates and Micropal, Inc.


The Morgan Stanley Consumer Index is an unmanaged statistical composite measuring the performance of 30 stocks from 21 consumer-oriented industries. The Standard & Poor's 500 Index is an unmanaged statistical composite measuring the performance of 500 stocks from 83 industrial groups. Investors should note that the Morgan Stanley Consumer Index does not include all of the Securities in the Trust portfolio and the Trust is not designed to correlate with this or any other index. Of course, the percentages and chart above represent past performance of these investment categories and there is no guarantee of future results, either of these categories or of the Trust. The Trust also includes a sales charge and expenses which are not reflected in the percentages and chart.

In selecting Securities for the Brand Name Equity Trust, the following factors, among others, were considered: (a) the issuer's position within the industry, (b) breadth and stability of the issuer's business base and (c) growth potential.

Issuers of the Equity Securities included in the Trust are as follows:

American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and health care products company and is a developer, manufacturer and marketer of prescription drugs and over-the-counter medications. The company also produces women's health care products, vaccines, generic pharmaceuticals, biotechnology, agricultural products, animal health care, medical devices, infant and food products.

Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. is a diversified corporation whose subsidiaries include a brewery organization and a major producer of fresh baked goods. The company's interests also include snack food production, can manufacturing, metalized paper printing, barley malting, international brewing and marketing of beer, theme park operations and ownership of the St. Louis Cardinals Baseball Club.

Bausch & Lomb, Inc. Bausch & Lomb, Inc. develops, manufactures and markets products for the personal health, medical and optical health care fields. The company's products include contact lenses and related accessories, ophthalmic drugs, dental plaque removal systems, sunglasses and other optical items. Bausch & Lomb markets its products worldwide.

CPC International, Inc. CPC International, Inc. is a major food company with operations worldwide including North America, Europe, Latin America, Asia and South Africa. The company produces a variety of branded foods which include "Hellman's" mayonnaise, "Skippy" peanut butter, "Knorr's" dehydrated soups, "Mazola" corn oil, as well as starches, syrups, desserts, bakery products, pasta and bread spreads.

Campbell Soup Company. Campbell Soup Company is a major manufacturer of canned soups, both condensed and ready-to-serve. The company also produces other convenience foods which include "Swanson" frozen dinners, "Prego" spaghetti sauce, "Pepperidge Farm" bakery products and many other brand name products. Campbell's distributes its products to chain stores, distributors and wholesalers worldwide.

The Coca-Cola Company. The Coca-Cola Company manufactures, markets and distributes soft drinks, foods, soft-drink syrups and concentrates worldwide. The company's products include "Coca-Cola", "Diet Coke", "Tab", "Sprite", "Diet Sprite", "Fanta", "Fresca", "Cherry Coke", "Diet Cherry Coke", "PowerAde", "Fruitopia" and "Minute Maid" sodas; other products include juices, juice-drinks and mixers sold under the "Minute Maid" , "Hi-C" , and "Bacardi" brands.

Colgate-Palmolive Company. Colgate-Palmolive Company is a global consumer products company whose core products consist of oral care, body care, household surface care, fabric care and animal nutrition and dietary care. Colgate-Palmolive markets its products internationally under a variety of brand names including "Colgate", "Palmolive", "Ajax", "Fab" and "Irish Spring" as well as "Hill's Science Diet" and "Prescription Diet" .

Eastman Kodak Company. Eastman Kodak Company's activities are divided into the imaging, information, chemicals and health segments. The various segments provide a number of products and services including cameras, photofinishing, film, audiovisual equipment, chemicals, plastics and pharmaceutical and consumer healthcare products. The company's products and services are offered worldwide.

Fruit of the Loom, Inc. Fruit of the Loom, Inc. manufactures underwear, activewear and socks. The company produces men's, boy's, women's and girl's underwear and T-shirts in a variety of styles under the "Fruit of the Loom" and "BVD" brand names. Fruit of the Loom sells its products to retailers in the U.S., Canada, Germany and the United Kingdom.

General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. Major U.S. businesses include "Big G" Cereals; "Betty Crocker" dessert, side dish and dinner mixes; snack products; "Gold Medal" flour and "Yoplait" and "Columbo" yogurts. General Mills sells its products in the U.S., Canada, Europe, Japan and Latin America.

Gillette Company. Gillette Company manufactures shaving, toiletry, stationery and dental products. The company produces disposable and electric razors, replacement blades, "Right Guard" and "Soft and Dry" deodorants, "Toni" hair care products, "Paper Mate", "Flair" and "Waterman" pens, "Liquid Paper" correction fluid, toothbrushes and toothpaste. Gillette sells its products internationally.

Hasbro, Inc. Hasbro, Inc. manufactures and sells toys. The company's toys include "Nerf" sport toys, "Playskool" pre-school toys and infant products. Hasbro's subsidiaries, Milton Bradley and Parker Brothers, manufacture board games such as "The Game of Life", "Stratego" and "Candy Land". The company sells its products internationally.

Heinz (H.J.) Company. Heinz (H.J.) Company maufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, frozen potatoes, meat products and corn syrup and other items. Heinz's subsidiary, Weight Watchers International, operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings and apparel and nonprescription drugs.

Kellogg Company. Kellogg Company manufactures cereal products and convenience foods. The company produces "Rice Krispies", "Special K", "Frosted Flakes", "Froot Loops" and other cereals. Other subsidiaries offer dessert mixes, soup bases, gelatin desserts and yogurt products. Kellogg sells its products in the U.S. and other countries.

Mattel, Inc. Mattel, Inc. is a worldwide designer, manufacturer and marketer of children's toys. The company's core product line includes "Barbie Dolls", "Disney" preschool and infant toys and "Hot Wheels" miniature vehicles. Other products include activity toys under the "Nickelodeon" brand name and the "See N Say" line of toys. Mattel sells its products in 140 nations throughout the world.

McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. There are over 15,000 restaurants in the U.S. and 80 other countries worldwide. Food items include hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Company, Inc. Merck & Company, Inc. manufactures and produces a wide range of human and animal pharmaceuticals. Products include anti-hypertensives, cardiovasculars, anti-inflammatories, vaccines and glaucoma treatments. Animal products include preventions for canine heartworm disease and poultry disease.

Nabisco Holdings Corporation. Nabisco Holdings Corporation manufactures and sells a variety of packaged foods. Products include candy, cookies, oatmeal, condiments and dog treats. The company sells its line under a number of brand names including "Ritz", "Bubble Yum", "Stella D'Oro", "Blue Bonnet" and "Snackwell's" . Nabisco operates worldwide.

Nestle, S.A. Nestle, S.A.'s principal activities are preparing chocolate and confectionary products, pet food, pharmaceuticals, cosmetics, milk products and beverages. Some of Nestle, S.A.'s international brands include Nescafe coffee, Findus frozen foods, Perrier water, L'Oreal cosmetics and Carnation milk.

Nike, Inc. Nike, Inc. designs, develops and markets a wide variety of high-quality footwear and apparel products. Apparel includes tennis, running, bicycling and fitness wear as well as athletic bags and accessory items. The company markets its products through retail stores in the U.S. and throughout the world.

PepsiCo, Inc. PepsiCo, Inc. operates on a worldwide basis in the soft drink, snack food and restaurant business segments. Some of the company's products include "Pepsi-Cola", "Slice", and "Mountain Dew" soft drinks and "Frito-Lay" snack foods. The company also operates "Pizza Hut", "Taco Bell" and "Kentucky Fried Chicken" restaurants worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. operates a large international consumer goods company through its tobacco, food and beer segments. The company's major subsidiaries include Philip Morris U.S.A., Philip Morris International, Inc., Kraft Foods, the Miller Brewing Company, Kraft Foods International and Phillip Morris Capital Corporation. Philip Morris also provides real estate services.

Procter & Gamble Company. Procter & Gamble Company manufactures and distributes household products. Its laundry and cleaning, personal care and food and beverage segments are distributed primarily through grocery stores and other retail outlets. Products of the pulp and chemicals segment are sold directly to the users. The company's products are sold throughout the U.S. and abroad.

Rubbermaid, Inc. Rubbermaid, Inc. manufactures and distributes plastic and rubber products which are designed for consumer and industrial markets. The products include housewares, home horticulture products, microwave cookware, infants' and children's toys and health care products. The company's tradenames include "Rubbermaid", "Con-Tact", "LittleTikes", "Seco", "Eldon" and "Gott".

Sara Lee Corporation. Sara Lee Corporation is a worldwide manufacturer and marketer of consumer products ranging from brand-name food items to household and personal care packaged goods. The packaged meats and bakery divisions are the company's largest sales contributors. Brand names include "Sara
Lee" baked goods, "Hanes" and "L'Eggs" hosiery; "Kiwi" shoecare products and "Hillshire Farm" meat products.

Schering-Plough. Schering-Plough discovers, develops, manufactures and markets pharmaceuticals and consumer products. Pharmaceutical products include prescription drugs, over-the-counter medicines, vision care products and animal health care products. The consumer products group consists of cosmetics, proprietary medicines, toiletries and foot care products.

Warner-Lambert Company. Warner-Lambert Company manufactures prescription and over-the-counter pharmaceuticals. The company produces diagnostic products, "Procan SR" heart drug, "Centrax" tranquilizer, "Dilatin" epilepsy drug, "Listermint" mouthwash, "Bromo Seltzer" antacid, "Dentyne" gum and "Schick" razors.

Wendy's International, Inc. Wendy's International, Inc. operates, develops and franchises a system of fast food restaurants. The restaurants offer hamburgers, salads and chicken sandwiches. The company operates or franchises over 4,400 "Wendy's" restaurants in the U.S. and abroad.

Wrigley (W.M.) Jr. Company. Wrigley (W.M.) Jr. Company manufactures chewing gum. The company produces and sells gum under the brand names "Wrigley's Spearmint", "Doublemint", "Juicy Fruit" and "Big Red". Other brand names include "Freedent", "Orbit", "Hubba Bubba" and "Extra". Wrigley sells its products in the U.S., Europe, Australia, Canada, the Philippines, Taiwan and other countries.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet such criteria. Should an Equity Security no longer meet such criteria, such Equity Security will not, simply as a result of such fact, be removed from the portfolio of the Trust.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the day prior to the Initial Date of Deposit. The Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Brand Name Equity Trust consists of 30 different issues of Equity Securities which are primarily issued by established companies with extensive domestic and international operations that are engaged in the design, production and distribution of products within the non-durable consumer goods industry (including common stocks of foreign issuers, all of which are ADRs). All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market.

Consumer Products Companies. Investment in securities issued by non-durable consumer products companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. Various factors such as recession and any related tightening of consumer credit and spending may have a continuing adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and their effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Companies within the non-durable consumer goods industry are typically considered growth companies. A growth company is generally defined as a relatively steady performer over time which provides the potential to sustain an above-average growth rate during various economic cycles. Because of their size, resilience and strength, brand name companies appear to be some of the most favorable growth companies in which to invest. Additionally, the Sponsor believes that brand name companies are poised to benefit as access to and consumer demand in developing countries continues to grow.

Many of the companies behind brand name products are industry leaders in both domestic and international markets. They are established, well-managed, financially strong and proven performers. Recently, many have undertaken restructuring and expansion projects which have increased their profit potential. As large companies, they are able to provide their brands with a great deal of support, including large advertising budgets able to produce sales beyond the life of a campaign, research and development prowess producing high quality and new products, effective distribution and promotional efforts creating widespread exposure throughout the retail industry, and exposure to international markets and expansion of operations to capitalize on growth opportunities in developing countries worldwide. The Sponsor believes that as cost differences between brand name and generic products shrink, consumers will be willing to pay a premium for brand name products they recognize and believe to be of better quality.

The Food and Beverage Industry. The Department of Commerce ranks the food and beverage industry as the second largest U.S. manufacturing sector. In recent years, this industry has had consistently positive earnings and has tended to be recession-resistant. Performance has reflected consumer demand more than general economic conditions.

Food processing companies include manufacturers of packaged foods such as canned and frozen foods, baked goods, desserts, jelly, coffee and hot chocolate, and processors of agricultural products such as fruits, vegetables, cereals, flour, meat and poultry, including pet food. Distributors include food wholesalers (companies that distribute food products to retailers, restaurants and institutions) and retailers, supermarket chains and restaurants. The beverage companies represented manufacture alcoholic and non-alcoholic drinks. The issuers in the Trust include companies that have successfully adapted to new consumer demands such as developing low calorie, low fat and low sodium products for a public increasingly concerned with health and fitness. The Sponsor anticipates that continued adaptation will result in consumer support and lead to continued growth.

Pharmaceutical Industry. The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Pharmaceutical companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the significant amounts of money they spend on research and development. Pharmaceutical companies have potential risks unique to their sector of the health care field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, pharmaceutical companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these pharmaceutical companies may have losses and not offer certain products for several years. Pharmaceutical companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a world-wide basis, pharmaceutical companies are involved in the development and distribution of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio.

Legislative proposals concerning health care are under continued consideration by the Clinton Administration and Congress. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

General. The Trust consists of (a) the Securities listed under "
Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration." Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

RISK FACTORS

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit or at the time a Unitholder purchases Units.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unitholders will be unable to dispose of any of the Equity Securities in the portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Since certain of the Equity Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance.

The securities of the foreign issuers in the Trust are in ADR form. ADRs evidence American Depository Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares. ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For those Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

FEDERAL TAXATION

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code" ). If the
Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long- term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Revenue Reconciliation Act of 1993 (the "Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States Corporations (other than Real Estate Investment Trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to U.S. Unitholders. Unitholders that are not United States citizens or residents should be aware that distributions from the Trust will generally be subject to a withholding tax of 30%, or a lower treaty rate, and should consult their own tax advisers to determine whether investment in the Trust is appropriate. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the ADRs held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. Unitholders should consult their tax advisers regarding this election and its consequences to them.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year. In the event the Units are held by fewer than 500 persons, additional taxable income will be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder who owns at least 2,500 Units may request an In Kind Distribution upon the redemption of Units or the termination of the Trust. Unitholders electing an In Kind Distribution of shares of Equity Securities (see "Rights of Unitholders--Redemption of Units" ) should be aware that the transaction is subject to taxation and Unitholders will recognize gain based on the value of the Equity Securities received.

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unitholders will be notified annually of the amounts of income dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Dividend income and long-term capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

TRUST OPERATING EXPENSES

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, Van Kampen American Capital Investment Advisory Corp., which is a wholly owned subsidiary of the Sponsor, will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information," for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Equity Opportunity Trust (and its successors) and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, the Evaluator, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services
Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor Profits."

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "
Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over a five year period. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust.

The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation."

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Equity Securities and includes a sales charge of 4.9% of the Public Offering Price--which charge is equivalent to 5.152% of the aggregate underlying value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:



Aggregate Number           Dollar Amount of Sales
of Units Purchased         Charge Reduction Per Unit
5,000-9,999                $0.03
10,000-24,999              $0.05
25,000-49,999              $0.10
50,000-99,999              $0.15
100,000 or more            $0.20




The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Employees of Van Kampen American Capital Distributors, Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or the dealer's concession in the absence of an underwriting commission. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Effective on each October 20, commencing October 20, 1996, such sales charge will be reduced by .5 of 1% to a minimum sales charge of 1.5%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.70% per Unit. Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For secondary market transactions, such concession or agency commission will amount to 70% of the sales charge applicable to the transaction.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor Compensation. The Sponsor will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units (equivalent to 5.152% of the net amount invested), less any reduced sales charge for quantity purchases (as described under "General" above). Any quantity discount provided to investors will be borne by the selling broker, dealer or agent as indicated under "General" above.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "
Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Broker-dealers or others (each "a distributor" ) who distribute 1,000,000 or more
Units during the initial offering period will receive additional compensation from the Sponsor, after the close of the initial offering period, of $0.005 for each Unit it distributes; or each distributor who distributes 2,000,000 or more Units will receive additional compensation of $0.01 for each Unit it distributes; or each distributor who distributes 3,000,000 or more Units will receive additional compensation of $0.015 for each Unit it distributes; or each distributor of 4,000,000 or more Units will receive additional compensation of $0.02 for each Unit it distributes. However, if the Trust exceeds 10,000,000 Units at the close of the initial offering period, in lieu of the additional compensation referred to in the last clause of the preceding sentence, each distributor of 4,000,000 or more Units will receive additional compensation from the Sponsor of $0.025 for each Unit it distributes; or each distributor who distributes 5,000,000 or more Units will receive additional compensation of $0.035 for each Unit it distributes.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Sponsor and will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substituion for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust.

The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reinvestment Option. Unitholders of the Trust may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trust without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides).To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least ten days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by the Trust (see " The Trust" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made without a sales charge at the net asset value for Units of the Trust as of the Evaluation Time on the related Income or Capital Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of the Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders of the Trust may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of certain Van Kampen American Capital open ended mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the Van Kampen American Capital Reserve Fund or the Van Kampen American Capital Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributiors, Inc. for all Reinvestment Funds. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders tendering 2,500 Units or more for redemption may request from the Trustee in lieu of a cash redemption a distribution in kind ("In Kind Distributions" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. In implementing these redemption procedures, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above. For the tax consequences related to an In Kind Distribution see "Federal Taxation."

To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation."

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trust, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to the Trust. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code. Pursuant to the Trust Agreement, the Sponsor is not authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities except in the event the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to the Trust. If such factors exist, the Sponsor is authorized, but is not obligated, to direct the reinvestment of the proceeds of the sale of such Securities in any other securities which meet the criteria necessary for inclusion in the Trust on the Initial Date of Deposit (including other Securities already deposited in the Trust). Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Therefore, except as stated under " Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders or to meet redemptions.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Brand Name Equity Trust Units then outstanding. The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning 2,500 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the related Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities will be paid in cash. Unitholders with less than 2,500 Units and those not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges.
Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or any series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of June 30, 1995, the Sponsor and its affiliates managed or supervised approximately $54 billion of investment products, of which over $25.3 billion is invested in municipal securities. The Sponsor and its affiliates managed $40.95 billion of assets, consisting of $25.2 billion for 42 open end mutual funds, $9.9 billion for 38 closed-end funds and $5.9 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in theses trusts, mutual funds and closed-end funds, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 20 (Brand Name Equity Trust):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 20 (Brand Name Equity Trust) as of October 17, 1995.The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 20 (Brand Name Equity Trust) as of October 17, 1995, in conformity with generally accepted accounting principles.



Chicago, Illinois

October 17, 1995                           GRANT THORNTON LLP








VAN KAMPEN MERRITT EQUITY OPPORTUNITY TRUST
SERIES 20
STATEMENT OF CONDITION

As of October 17, 1995

Investment in Securities:
  Contracts to purchase securities <F1>.... $   2,853,208
  Organizational costs <F2>................        62,835
                                            $   2,916,043
Liability and Interest of Unitholders:
  Liability--
Accrued organizational costs <F2>.......... $      62,835
Interest of Unitholders--
  Cost to investors <F3>................... $   3,000,000
  Less: Gross underwriting commission <F3>.       146,792
Net interest to Unitholders <F3>...........     2,853,208
   Total................................... $   2,916,043



<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Public Offering--Offering Price" . The contracts to purchase
Securities are collateralized by an irrevocable letter of credit of $2,853,208 which has been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected trust size of $50,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate sales charge of 4.9% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor Profits" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public
Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.





VAN KAMPEN AMERICAN CAPITAL BRAND NAME EQUITY TRUST, SERIES 2
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 20)
As of October 17, 1995
                                                                  Estimated
                                                                  Annual        Cost of
Number                                            Market Value    Dividends     Securities
of Shares   Name of Issuer<F1>                    per Share<F2>   per Share<F2> to Trust<F2>
     1,084  American Home Products Corporation... $       88.125  $   3.00      $      95,527.50
     1,477  Anheuser-Busch Companies, Inc........         64.000      1.76             94,528.00
     2,415  Bausch & Lomb, Inc...................         39.125      1.04             94,486.88
     1,399  CPC International, Inc...............         69.000      1.44             96,531.00
     1,842  Campbell Soup Company................         51.500      1.24             94,863.00
     1,332  The Coca-Cola Company................         71.500      0.88             95,238.00
     1,419  Colgate-Palmolive Company............         66.625      1.88             94,540.88
     1,672  Eastman Kodak Company................         57.125      1.60             95,513.00
     4,667  Fruit of the Loom, Inc...............         20.250      0.00             94,506.75
     1,683  General Mills, Inc...................         56.500      1.88             95,089.50
     1,936  Gillette Company.....................         48.625      0.60             94,138.00
     3,105  Hasbro, Inc..........................         30.500      0.32             94,702.50
     2,018  Heinz (H.J.) Company.................         47.375      1.59             95,602.75
     1,229  Johnson & Johnson....................         77.625      1.32             95,401.13
     1,305  Kellogg Company......................         72.625      1.56             94,775.63
     3,396  Mattel, Inc..........................         28.250      0.24             95,937.00
     2,385  McDonald's Corporation...............         39.750      0.27             94,803.75
     1,602  Merck & Company, Inc.................         59.375      1.36             95,118.75
     3,352  Nabisco Holdings Corporation.........         28.125      0.55             94,275.00
+    1,838  Nestle, S.A..........................         52.375      0.96**           96,265.25
       867  Nike, Inc............................        109.875      1.00             95,261.63
     1,842  PepsiCo, Inc.........................         52.000      0.80             95,784.00
     1,120  Philip Morris Companies, Inc.........         85.250      4.00             95,480.00
     1,202  Procter & Gamble Company.............         79.375      1.60             95,408.75
     3,506  Rubbermaid, Inc......................         27.250      0.50             95,538.50
     3,237  Sara Lee Corporation.................         29.375      0.68             95,086.88
     1,794  Schering-Plough......................         52.500      1.16             94,185.00
     1,081  Warner-Lambert Company...............         86.625      2.60             93,641.63
     4,449  Wendy's International, Inc...........         21.500      0.24             95,653.50
     1,897  Wrigley (W.M.) Jr. Company...........         50.250      0.56             95,324.25
    62,151                                                                      $   2,853,208.41




NOTES TO PORTFOLIO

(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on October 16, 1995 and are expected to settle on October 19, 1995 (see "The Trust" ).

(2) The market value of each of the Securities is based on the closing sale price of each listed Security and the ask price of each over-the-counter traded Security on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on annualizing the most recently paid dividends. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit, is as follows:



                                Estimated
                   Profit       Annual
                   (Loss) to
Cost to Sponsor    Sponsor      Dividends
$2,856,998         $(3,790)     $58,334




A Security marked by "+" indicates an American Depositary Receipt. "**" Indicates that the dividends shown reflect the net amounts after giving effect to foreign withholding taxes.





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No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                              Page

Summary of Essential Financial
  Information.....................................    3

The Trust.........................................    5

Objectives and Securities Selection...............    5

Trust Portfolio...................................   10

Risk Factors......................................   12

Federal Taxation..................................   14

Trust Operating Expenses..........................   16

Public Offering...................................   18

Rights of Unitholders.............................   21

Trust Administration..............................   25

Other Matters.....................................   29

Report of Independent Certified Public

Accountants.......................................   30

Statement of Condition............................   31

Portfolio.........................................   32

Notes to Portfolio................................   33

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.






PROSPECTUS

October 17, 1995

Van Kampen American Capital Equity Opportunity Trust, Series 20







Van Kampen American Capital

Brand Name Equity Trust, Series 2





A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL





One Parkview Plaza

Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard

Houston, Texas 77056



Please retain this Prospectus for future reference.


     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

4.1  Consent of Interactive Data Services, Inc.

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedule.
                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 20, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4 and Van Kampen American Capital Equity Opportunity Trust, Series 14 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 20 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of October, 1995.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 20

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on October 17, 1995.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )

William R. Rybak    Senior Vice President and     )
                     Chief Financial Officer      )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

Sandra A. Waterworth
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.